Exhibit 12.1
GREAT PLAINS ENERGY COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year to Date June 30

	2005	2004	2003	2002	2001	2000

	(thousands)
Income (loss) from continuing operations	$45,697	$173,535	$189,702	$136,702	$(28,428)	$53,014
Add
Equity investment (income) loss	689	1,531	2,018	1,173	(23,641)	22,994
Minority interests in subsidiaries	7,805	(2,131)	(1,263)	-	(897)	-

Income subtotal	54,191	172,935	190,457	137,875	(52,966)	76,008

Add
Taxes on income	15,096	54,451	78,565	51,348	(34,672)	7,926
Kansas City earnings tax	204	602	418	635	583	421

Total taxes on income	15,300	55,053	78,983	51,983	(34,089)	8,347

Interest on value of leased property	2,248	6,222	5,944	7,093	10,679	11,806
Interest on long-term debt	31,973	66,128	58,847	65,837	83,549	57,896
Interest on short-term debt	1,818	4,837	5,442	6,312	9,915	11,050
Mandatorily Redeemable Preferred
Securities	-	-	9,338	12,450	12,450	12,450
Other interest expense and amortization	2,849	13,563	3,912	3,760	5,188	2,927

Total fixed charges	38,888	90,750	83,483	95,452	121,781	96,129

Earnings before taxes on
income and fixed charges	$108,379	$318,738	$352,923	$285,310	$34,726	$180,484

Ratio of earnings to fixed charges	2.79	3.51	4.23	2.99	(a)	1.88

(a) An $87.1 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one- to-one coverage. A $195.8 million net write-off before income taxes related to the bankruptcy filing of DTI was recorded in 2001.